News release

Christopher Pearson appointed new Chief Commercial Officer at US subsidiary Biofrontera Inc.

Leverkusen, Germany, December 13, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announced today that Christopher Pearson has accepted the appointment as Chief Commercial Officer of Biofrontera Inc. in Woburn, MA effective January 06, 2020. He will be responsible for the divisions Sales & Marketing and Market Access at Biofrontera’s US subsidiary.

Particularly Mr. Pearson’s proven strategic sales and marketing expertise in growing North American pharmaceutical companies will contribute significantly to the continuous development of sales in the US - Biofrontera’s largest market. He succeeds Chief Operating Officer Randy Wilhoite, who left the company at the end of October.

“We are pleased to welcome Christopher Pearson as CCO at our US-subsidiary,” commented Hermann Lübbert, CEO of Biofrontera AG. “Chris is a highly regarded leader in the pharmaceutical industry, with a proven track record of successfully executing on sales strategy and building market share. We’re confident that Chris’ commercial acumen and operational discipline make him the ideal candidate. We’re excited to leverage his experience to help Biofrontera reach the next level.”

Mr. Pearson joins from Aldeyra Therapeutics, Inc., where he has worked since 2018. In his position as Vice President Commercial Strategy & Development, he was responsible for developing the corporate and commercial strategy and leading the business development team. Prior to that, Pearson held various marketing and sales positions in the pharmaceutical industry for many years, where he acquired his expertise and know-how in areas such as commercial leadership, mergers & acquisitions and the launch of new products. His longest appointment has been with Shire Plc (now Takeda Pharmaceutical Company Ltd.), where Mr. Pearson spent 19 years, building his career from Professional Sales Representative to Vice President US GI Specialty Disease Area Lead, with responsibility for marketing and a 125-people sales team for gastrointestinal drugs. Mr. Pearson earned an MBA from Xavier University Williams College of Business in Cincinnati, OH and a Bachelor of Science in Biology from University of California at Irvine, CA.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201│ D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 │ Telefax: +49 214 87632-90

info@biofrontera.com │ www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) │ Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO)│ Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln │ Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102